Exhibit 99.1

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2011, 2010 and 2009
__________________

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and are in accordance with Canadian generally accepted accounting principles and reconciled to accounting principles generally accepted in the United States as set out in Note 16, and contain estimates based on management’s judgment. Other information contained in this document has also been prepared by management and is consistent with the data contained in the consolidated financial statements. A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of non-executive directors. The audit committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company’s independent auditors, BDO Canada LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States).

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting as described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2011 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2011.

BDO Canada LLP, our auditors, have audited the effectiveness of our internal control over financial reporting as of March 31, 2011, as stated in their report which appears herein.

“Maurice Tagami” Maurice Tagami P.Eng. President and Chief Executive Officer	“Greg McCunn” Greg McCunn Chief Financial Officer

Vancouver, Canada June 23, 2011

Tel: 604 688 5421 Fax: 604 688 5132 www.bdo.ca	BDO Canada LLP 600 Cathedral Place 925 West Georgia Street Vancouver BC V6C 3L2 Canada

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Keegan Resources Inc. (“the Company”)

We have completed integrated audits of Keegan Resources Inc.’s March 31, 2011, 2010 and 2009 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at March 31, 2011. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Keegan Resources Inc., which comprise the consolidated balance sheets as at March 31, 2011 and March 31, 2010, and the consolidated statements of operations and deficit and cash flows for each of the three years in the period ended March 31, 2011, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for effective internal control over financial reporting to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Change in Accounting Policy

As discussed in Note 2 (k) to the consolidated financial statements, effective April 1, 2010, the Company changed its accounting policy for short-term investments whereby all such investments are determined to be cash equivalents regardless of their original maturity dates if they are redeemable on demand without risk of loss of value.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Keegan Resources Inc. as at March 31, 2011 and March 31, 2010 and the results of its operations and cash flows for each of the three years in the period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting

We have also audited Keegan Resources Inc.’s internal control over financial reporting as at March 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Keegan Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at March 31, 2011 based on criteria established in Internal Control — Integrated Framework issued by COSO.

(signed) “BDO CANADA LLP“

Chartered Accountants
Vancouver, Canada
June 23, 2011

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Balance Sheets
As at March 31, 2011 and 2010	Expressed in Canadian Dollars
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$229,144,989	$48,712,372
Receivables	244,880	122,669
Prepaid expenses and deposits	146,084	257,561
	229,535,953	49,092,602

Furniture, equipment and leasehold improvements (note 3)	537,111	318,242

Resource properties and deferred exploration costs (note 4)	74,843,010	41,123,128
	$304,916,074	$90,533,972

Liabilities

Current liabilities:
Accounts payable and accrued liabilities (note 7)	$5,076,974	$1,097,951

Non-current liabilities:
Asset retirement obligations (note 5)	4,762,009	49,860
	9,838,983	1,147,811

Shareholders’ Equity

Share capital (note 6)	314,407,860	104,887,236
Contributed surplus (note 6(e))	17,163,323	8,082,767
Deficit accumulated	(36,494,092)	(23,583,842)
	295,077,091	89,386,161

	$304,916,074	$90,533,972
Commitments (note 9)
Contingencies (note 10)
Subsequent event (note 14)

Approved by the Board of Directors:

“Shawn Wallace”	“Marcel de Groot”
Director	Director

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
Years ended March 31, 2011, 2010 and 2009		Expressed in Canadian Dollars
	2011	2010	2009
Administration expenses:
Amortization	$101,974	$64,634	$40,346
Bank charges and interest	36,232	19,054	25,287
Consulting fees, directors’ fees and wages and benefits (note 7)	2,415,249	1,733,946	1,379,953
Donation expense	82,000	488,200	-
Office, rent and administration	754,874	579,594	411,322
Professional fees (note 7)	437,970	453,499	448,308
Regulatory, transfer agent and shareholder information	185,783	220,772	241,999
Stock-based compensation (note 6(c))	7,799,995	2,099,085	586,652
Travel, promotion and investor relations	970,548	1,283,965	485,032
	12,784,625	6,942,749	3,618,899

Other expenses (income):
Interest and other income	(490,851)	(114,994)	(222,703
Foreign exchange loss	609,194	117,960	608,492
Gain on sale of marketable securities	(215,666)	-	-
Mineral property evaluation costs	222,948	-	-
Write-off of equipment	-	26,971	1,112
Write-off of interest in resources properties (note 4(c))	-	-	170,596
	125,625	29,937	557,497

Loss and comprehensive loss for the year	12,910,250	6,972,686	4,176,396

Deficit accumulated, beginning of year	23,583,842	16,611,156	12,434,760

Deficit accumulated, end of year	$36,494,092	$23,583,842	$16,611,156

Weighted average number of shares outstanding	49,177,957	38,018,679	28,233,377

Loss per share - basic and diluted	$0.26	$0.18	$0.15

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
Years ended March 31, 2011, 2010 and 2009		Expressed in Canadian Dollars
	2011	2010	2009
		restated (note 2k)	restated (note 2k)
Cash provided by (used in):

Operating activities:
Net loss for the period	$(12,910,250)	$(6,972,686)	$(4,176,396)
Items not involving cash:
Amortization	101,974	64,634	40,346
Gain on sale of marketable securities	(215,666)	-	-
Stock-based compensation	7,799,995	2,099,085	586,652
Stock-based donation	-	486,000	-
Unrealized foreign exchange loss	252,610	223,087	173,484
Write-off of equipment	-	27,639	1,112
Write-off of interest in resource properties	-	-	170,596
Changes in non-cash working capital:
Accounts payable and accrued liabilities	1,116,591	(6,793)	80,095
Prepaid expenses and deposits	107,269	(168,798)	(33,905)
Receivables	(122,211)	(73,628)	87,109
	(3,869,688)	(4,321,460)	(3,070,907)

Investing activities:
Acquisition of interest in resource properties	(639,220)	-	(237,161)
Purchase of marketable securities	(145,921)	-	-
Proceeds from sale of marketable securities	361,587	-	-
Purchase of buildings, furniture, equipment and
leasehold improvements	(320,843)	(214,751)	(119,631)
Deferred exploration costs	(21,238,903)	(9,319,015)	(10,901,528)
	(21,983,300)	(9,533,766)	(11,258,320)

Financing activities:
Common shares issued for cash, net of share
issuance costs	207,277,430	59,869,420	2,225,493

Impact of foreign exchange on cash and cash
equivalents	(991,825)	(302,940)	(136,201)

Increase (Decrease) in cash and cash equivalents	180,432,617	45,711,254	(12,239,935)
Cash and cash equivalents, beginning of year	48,712,372	3,001,118	15,241,053

Cash and cash equivalents, end of year	$229,144,989	$48,712,372	$3,001,118

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-
Income taxes	$-	$-	$-
Non-cash investing and financing activities:
Mineral property costs included
in accounts payable, change	$3,191,794	$499,899	$148,872
Stock-based compensation included in
mineral properties	$3,523,755	$839,198	$136,411
Reclassification of contributed surplus on
exercise of options and brokers’ warrants
(note 6(e))	$2,895,789	$1,959,664	$381,249
Warrants issued for services:
Share issue costs	$652,595	$523,924	$-

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
Years ended March 31, 2011 and 2010		Expressed in Canadian Dollars
	Ghana
	Esaase	Asumura	Total
Balance, March 31, 2009	$24,388,371	$5,969,574	$30,357,945
Acquisition costs:
Cash and accrued	-	-	-
Deferred exploration costs:
Asset retirement obligation	49,860	-	49,860
Camp operations	330,840	46,509	377,349
Development support costs	147,928	-	147,928
Equipment and infrastructure	423,860	25,557	449,417
Engineering studies	176,050	-	176,050
Exploration drilling	4,043,602	43,877	4,087,479
Exploration support costs	3,596,512	306,394	3,902,906
Health, safety and environmental
studies	147,972	-	147,972
Stock-based compensation	839,198	-	839,198
Technical and in-fill drilling	587,024	-	587,024
	10,342,846	422,337	10,765,183

Balance, March 31, 2010	34,731,217	6,391,911	41,123,128

Acquisition costs:
Cash and accrued (note 4(a))	1,170,439	-	1,170,439

Asset retirement obligation (note 5)	5,126,210	-	5,126,210

Deferred exploration costs:
Camp operations	626,158	181,775	807,933
Development support costs	1,896,792	-	1,896,792
Equipment and infrastructure	1,242,037	29,429	1,271,466
Engineering studies	2,034,473	-	2,034,473
Exploration drilling	4,993,818	1,022,979	6,016,797
Exploration support costs	4,754,896	296,187	5,051,083
Health, safety and environmental
studies	1,199,552	-	1,199,552
Stock-based compensation	3,523,755	-	3,523,755
Technical and in-fill drilling	5,621,382	-	5,621,382
	31,019,073	1,530,370	32,549,443

Balance, March 31, 2011	$66,920,729	$7,922,281	$74,843,010

SEE ACCOMPANYING NOTES

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 1
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

1.           Nature of operations and going concern

Keegan Resources Inc. (“Keegan” or the “Company”) was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.
Management has estimated that the Company will have adequate funds from existing working capital to meet  corporate, development, administrative and property obligations for the coming year, including the completion of the pre-feasibility and feasibility studies of the Esaase property. As at March 31, 2011, the Company had $229,144,989 in cash and cash equivalents, working capital of $224,458,979 and no long-term debt.

The Company will require additional financing from time to time, and while the Company has been successful in raising equity financing in the past, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

The recoverability of amounts shown for resource properties and deferred exploration costs and the Company’s ability to continue as a going concern is dependent upon the discovery of economically recoverable reserves, continuation of the Company's interest in the underlying resource claims, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production or proceeds from the disposition thereof. The amounts shown as resource properties and deferred exploration costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.           Significant accounting policies, change in accounting policy, and recent accounting pronouncements

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.  The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment within the framework of the significant accounting policies summarized below.

(a)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and the following subsidiaries:

Subsidiary name	Jurisdiction	Ownership

Keegan Resources Ghana Limited	Ghana	90% (note 4(a))
Keegan International (Barbados) Inc.	Barbados	100%
Keegan Ghana (Barbados) Inc.	Barbados	100%
Quicksilver Ventures (Nevada) Inc	Nevada, USA	100%

During the three months ended March 31, 2011, the Company incorporated Keegan International (Barbados) Inc. and Keegan Ghana (Barbados) Inc. as its wholly-owned subsidiaries.

All significant intercompany amounts and transactions have been eliminated on consolidation.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 2
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(b)           Financial instruments

i.	Financial assets and financial liabilities

The Company’s financial instruments are comprised of cash and cash equivalents, receivables and accounts payable and accrued liabilities. Financial instruments are measured and classified as follows:

•
Held-for-trading financial instruments are measured at fair value. All gains and losses resulting from changes in their fair value are included in net earnings (loss) in the period in which they arise. Cash and cash equivalents are classified as held-for-trading and are measured at fair value.

•
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net earnings (loss), using the effective interest method less any impairment. Receivables are classified as loans and receivables and accounts payable and accrued liabilities are classified as other financial liabilities.

•
Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net earnings (loss). Other than temporary impairments on available-for-sale financial assets are recorded in net earnings (loss).

•
Derivatives embedded in other financial instruments or non-financial contracts (the “host instrument”) are treated as separate derivatives with fair value changes recognized in the statement of operations when their economic characteristics and risks are not clearly and closely related to those of the host instrument, and the combined instrument or contract is not held for trading. There were no embedded derivatives identified in a review of the Company’s contracts. Free-standing derivatives that meet the definition of an asset or liability are measured at their fair value and reported in the Company’s financial statements.

ii      Transaction Costs

The Company has chosen to recognize all transaction costs in operations on all financial instruments in the period they are incurred.

(c)           Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturity dates of less than ninety days and/or with original maturity days over ninety days but redeemable on demand without penalty (note 2(k)). The Company places its cash with institutions of high-credit worthiness.

(d)           Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated amortization. Amortization is determined at rates which will reduce original cost to estimated residual value over the useful life of each asset. The annual rates used to compute amortization are as follows:

Asset	Basis	Rate

Furniture and equipment	declining balance	20%
Computers	declining balance	30%
Leasehold improvements	straight-line	term of lease

Amortization is recorded at half the annual rate in the year of acquisition.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 3
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(e)            Resource properties and deferred exploration costs

The Company accounts for resource property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and Emerging Issues Committee abstract 174, “Mining Exploration Costs” (“EIC-174”). CICA 3061 provides for the capitalization of the acquisition and exploration costs of a resource property where such costs are considered to have the characteristics of property, plant and equipment. EIC-174 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established resource reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.
The fair value of resource properties acquired in exchange for the issuance of the Company’s shares is determined by the trading price of the Company’s shares on the date the shares were issued.

Resource property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves, abandoned or the interest is sold. Option payments are credited against resource property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

EIC-174 states that a mining enterprise that has not established mineral reserves objectively and, therefore, may not have a basis for preparing a projection of the estimated future net cash flow from the property, is not precluded from considering exploration costs to have the characteristics of property, plant and equipment. Exploration costs related to mining properties may be initially capitalized under Section 3061 if an enterprise considers that such costs have the characteristics of property, plant and equipment and that capitalization is appropriate to its circumstances.

CICA 3061 requires that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered; further, EIC-174 references certain conditions that should be considered in determining subsequent write-downs, such as a significant drop in mineral prices, a significant deterioration in the availability of financing or a significant delay in the development activity; management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

(f)           Asset retirement obligations

The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in the statement of operations.  The costs capitalized upon initial recognition of an obligation are amortized in a manner consistent with the depletion of the related asset.

(g)           Comprehensive loss

Comprehensive income consists of net loss and other comprehensive income (“OCI”). OCI represents changes in shareholders’ equity during a period arising from transactions and other events with non-owner sources.  For the period covered by these financial statements comprehensive loss and net loss are the same.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 4
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(h)           Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary items are translated at exchange rates prevailing when the assets were acquired or the obligations incurred. Foreign currency denominated revenue and expense items are translated at exchange rates prevailing at the transaction date. Exchange gains or losses arising on foreign currency translation were charged to the statement of operations during the period.

(i)           Earnings per share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of diluted common shares outstanding during the year. Diluted common shares reflect the potential dilutive effect of exercising the stock options and warrants based on the treasury stock method.

For the years ended March 31, 2011, 2010 and 2009, common equivalent shares (consisting of shares issuable on exercise of stock options and warrants), totaling 6,497,800, 3,221,840, and 5,194,410 respectively, were not included in the computation of diluted loss per share because the effect was anti-dilutive.

(j)           Stock-based compensation

The Company has a stock option plan as described in note 6(c). The Company records all stock-based compensation using the fair value method.

Compensation expense attributable to share based awards to employees is measured at the fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options and the risk free interest rate. The expense is recorded on a straight-line basis over the graded vesting period of the award. The forfeiture rate is assumed to be nil and the expense is adjusted prospectively as forfeitures occur. Compensation expense attributable to awards that call for settlement in cash or other assets is measured at intrinsic value and recognized over the vesting period.

Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the goods and/or services received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the performance period of the award. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

 (k)          Change in accounting policy

During the year ended March 31, 2011, the Company changed its accounting policy on short-term investments. Previously, the Company considered all cash equivalents with maturity dates over 90 days as short-term investments, including those that were redeemable on demand without penalty or loss of interest. Investments with maturity dates over 90 days that are redeemable on demand without penalty or loss of interest are now treated as cash and cash equivalents.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 5
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(k)           Change in accounting policy (continued)
Management judges that the new policy provides reliable and more relevant information because it better presents the nature of these investments in the fact that they can be liquidated before maturity. This change in accounting policy has been accounted for retroactively, and the comparative consolidated balance sheets and consolidated statements of cash flows as at and for the year ended March 31, 2010 have been restated. The effect of the change on the consolidated balance sheets as at March 31, 2010 is a decrease of the short-term investments by $22,000,000 and an increase in the cash and cash equivalents by the same amount. The effect of the change on the consolidated cash flows statements for the year ended March 31, 2010 is a decrease of the cash used in investing activities by $21,000,000 (2009 - $1,000,000), an increase in cash and cash equivalents by the same amount, and an increase in the cash and cash equivalents, end of year by $22,000,000. The change in the accounting policy did not have an impact on the opening retained earnings.

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented

i.      Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company will adopt this standard on April 1, 2011. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

ii.     Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted. The Company will adopt this standard on April 1, 2011. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

iii.    Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company will adopt this standard on April 1, 2011 and does not expect a material impact on its consolidated financial statements.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 6
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

2.	Significant accounting policies, change in accounting policy, and recent accounting pronouncements (continued)

(l)           Recent Accounting Pronouncements Issued But Not Yet Implemented (continued)

iv.
International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over a five-year transitional period. In February 2008, the CICA Accounting Standards Board confirmed that the changeover to IFRS from Canadian GAAP will be required for publicly accountable enterprises, effective for the interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.   The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011.  The Company has assessed the impact of adopting IFRS on financial statement presentation and accounting policies selection and currently is in a process of preparation of the Company’s IFRS opening balance sheet and note disclosures. The Company’s IT, accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during the transition period.

3.           Furniture, equipment and leasehold improvements

		Accumulated	Net bookk
March 31, 2011	Cost	amortization	valuee

Furniture and equipment	245,680	77,478	168,202
Computers	300,509	91,025	209,484
Leasehold improvements	201,691	42,266	159,425

	$747,880	$210,769	$537,111

		Accumulated	Net bookk
March 31, 2010	Cost	amortization	valuee

Furniture and equipment	180,241	43,628	136,613
Computers	132,921	39,426	93,495
Leasehold improvements	113,875	25,741	88,134

	$427,037	$108,795	$318,242

4.	Resource properties and deferred exploration costs

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.  However, this should not be construed as a guarantee to title.  The concessions may be subject to prior claims, agreements or transfer and rights of ownership may be affected by undetected defects.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 7
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

4.           Resource properties and deferred exploration costs (continued)

(a)	Esaase Gold Property

On May 3, 2006, the Company entered into an option agreement with Sametro Co. Ltd. (“Sametro”) to purchase a 100% interest in the Esaase Gold property in the southwest part of the Republic of Ghana  (“Ghana”), West Africa. The property is a subject to the underlying 10% interest and 5% royalty (see note 10(a)) to the Ghanaian government and a 0.5% royalty payable to the Bonte Liquidation Committee. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$ 890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$ 2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$ 850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro.

Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the NSR and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$ 50,000 to the Bonte Liquidation Committee and US$ 50,000 to the Minerals Commission of Ghana for the title transfer. The Ghanaian government retains a standard 10% carried interest and 3% royalty based on the existing mining lease and the Bonte Liquidation Committee retains a 0.5% royalty.

Subsequent to the granting of the Esaase and Jeni mining leases, the Ghanaian government amended the royalty scheme in Ghana to a 5% royal for all mining projects and uncertainty now exists as to the final royalty rate applicable to the property (see note 10(a)).

Acquisition

During the year ended March 31, 2011, the Company made a payment of $ 591,660 (US$ 600,000) plus certain acquisition costs to acquire a 100% interest in the Dawohodo prospecting concession, an adjacent mineral concession to the Esaase Gold property. A further payment of US$ 500,000 is payable pursuant to the agreement. This payment was made subsequent to March 31, 2011.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian statute, as at March 31, 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of the Esaase Gold Property through an interest in Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana reserved 10% of its common shares for issuance to the Ghanaian government, and one government representative was appointed to the Board of Directors of Keegan Ghana. The Ghanaian government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 8
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

4.	Resource properties and deferred exploration costs (continued)

(b)	Asumura Gold Project

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in Ghana.

The Asumura property is subject to a 3.5% royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a 5% royalty and 10% ownership by the Ghanaian government (see note 10(a)).

(c)	Write-off of interest in resources properties

During the years ended March 31, 2011 and 2010 no deferred acquisition and exploration costs related to resource properties were written-off. During the year ended March 31, 2009, the Company decided not to pursue its option agreement to earn a 100% ownership of a reconnaissance concession in Ghana (Mt. Olives concession) and as a result, $170,596 in acquisition and deferred exploration expenditures were written-off.

5.	Asset retirement obligations

The asset retirement obligations provision relates to current and historical disturbance caused to the mineral concessions with in the area of interest of the Esaase Gold Property. Management has determined that these areas will be included as part of the project’s life-of-mine rehabilitation program. The estimated present value of future cash flows associated with this constructive obligation has been recorded as a non-current provision.

Esaase development project	Year ended	Year ended
	March 31, 2011	March 31, 2010

Opening balance	$49,860	$-
Additions	4,712,149	49,860

Closing Balance	$4,762,009	$49,860

	2011	2010
Undiscounted and uninflated estimated future cash obligation	8,186,463	9,860
Expected term until settlement	13 years	1 year
Inflation rate	2.49%	-
Discount rate	6.60%	-

6.	Share capital and contributed surplus

(a)           Authorized share capital

unlimited common shares without par value; and
unlimited preferred shares without par value

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 9
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)           Issued and outstanding common shares

	Number of shares	Amount
Balance, March 31, 2008	27,467,648	$40,489,334
Issued for cash:
Pursuant to the exercise of warrants
- at $2.40	623,000	1,495,200
- at $3.25	150,000	487,500
Pursuant to the exercise of options
- at $0.92	263,905	242,793
Transferred from contributed surplus for the exercise of options and warrants	-	1,959,664
Balance, March 31, 2009	28,504,553	$43,096,076
Issued for cash:
Pursuant to private placements
- at $2.40	8,000,000	19,200,000
- at $5.90	7,015,000	41,388,500
Share issuance costs	-	(4,049,152)
Pursuant to the exercise of warrants
- at $3.10	162,667	504,268
Pursuant to the exercise of options
- at $0.92	609,410	560,657
- at $1.12	50,000	56,000
- at $1.16	25,000	29,000
- at $2.44	475,493	1,160,203
- at $2.48	20,000	49,600
- at $3.38	19,000	64,220
- at $4.20	91,000	382,200
Transferred from contributed surplus for the exercise of options and warrants	-	1,959,664
Issued in donation	75,000	486,000
Balance, March 31, 2010	45,047,123	$104,887,236
Issued for cash:
Pursuant to a bought deal financing at $7.50	28,405,000	213,037,500
Share issuance costs, cash	-	(10,199,980)
Share issuance costs, fair value of warrants granted to underwriters	-	(652,595)
Pursuant to the exercise of warrants
- at $3.10	237,333	735,732
Pursuant to the exercise of options
- at $1.12	37,500	42,000
- at $1.16	200,000	232,000
- at $2.44	349,507	852,797
- at $2.48	40,000	99,200
- at $3.31	50,000	165,500
- at $3.60	75,000	270,000
- at $4.01	65,625	263,156
- at $4.20	280,000	1,176,000
- at $6.19	97,500	603,525
Transferred from contributed surplus for the exercise of options and warrants	-	2,895,789
Balance, March 31, 2011	74,884,588	$314,407,860

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 10
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)          Issued and outstanding common shares (continued)

Year ended March 31, 2011

On February 17, 2011, the Company completed a bought deal share offering pursuant to an underwriting agreement, under which the underwriters purchased an aggregate of 24,700,000 common shares of the Company at a price of $7.50 per common share for gross proceeds of $185,250,000. The underwriters exercised an over-allotment option to purchase an additional 3,705,000 common shares at $7.50, bringing the total gross proceeds from the bought deal financing to $213,037,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 4.5% of the gross proceeds raised or $9,586,688  and incurred other cash share issuance costs totaling $613,292.  In addition, the Company granted 284,050 share purchase warrants to the underwriters entitling them to purchase common shares of the Company at a price of $7.50 per share until February 17, 2013. The Company recorded share issuance costs of $652,595 related to the warrants granted to underwriters, representing the fair value or the warrants calculated using the Black-Scholes option-pricing method (note 6(d)).

During the year ended March 31, 2011, an aggregate of 1,195,132 common shares were issued for gross proceeds of $3,704,178 on exercise of options. In addition, a reclassification of $2,584,883 from contributed surplus to share capital was recorded on the exercise of these options.

During the year ended March 31, 2011, an aggregate of 237,333 common shares were issued for gross proceeds of $735,732 on exercise of broker’s warrants. In addition, a reclassification of $310,906 from contributed surplus to share capital was recorded on the exercise of the broker’s warrants.

Year ended March 31, 2010

During the year ended March 31, 2010, the Company completed a bought deal share offering pursuant to an underwriting agreement dated November 23, 2009, under which the underwriters purchased an aggregate of 7,015,000 common shares of the Company at a price of $5.90 per common share for total gross proceeds of $41,388,500.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $2,069,425 and incurred other issuance costs totaling $315,336.

During the year ended March 31, 2010, the Company also completed a brokered private placement pursuant to an underwriting agreement dated May 8, 2009, under which the underwriters purchased an aggregate of 8,000,000 common shares of the Company at a price of $2.40 per common share for total gross proceeds of $19,200,000.  Pursuant to the underwriting agreement, the Company paid a commission to the underwriters equivalent to 5% of the gross proceeds raised or $960,000 and incurred other issuance costs totaling $180,467. In addition, the Company issued 400,000 warrants to the underwriters which is equal to 5% of the total common shares sold. Each warrant will entitle the underwriters to purchase a common share of the Company at a price of $3.10 per share for a period of 18 months. The fair value of the warrants, $523,924, has been included in share issuance costs.
During the year ended March 31, 2010, the Company issued 75,000 common shares in donation. The shares were recorded at fair value of $6.48 per share in the statement of operations.
During the year ended March 31, 2010, an aggregate of 1,289,903 common shares were issued for gross proceeds of $2,301,880 on exercise of options. In addition, a reclassification of $1,746,586 from contributed surplus to share capital was recorded on the exercise of these options.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 11
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(b)           Issued and outstanding common shares (continued)
During the year ended March 31, 2010, an aggregate of 162,667 common shares were issued for gross proceeds of $504,268 on exercise of broker’s warrants. In addition, a reclassification of $213,078 from contributed surplus to share capital was recorded on the exercise of these options.

Year ended March 31, 2009

During the year ended March 31, 2009, 263,905 common shares were issued for gross proceeds of $242,793 on exercise of options. In addition, a reclassification of $152,674 from contributed surplus to share capital was recorded on the exercise of these options.
During the year ended March 31, 2009, an aggregate of 773,000 common shares were issued for gross proceeds of $1,982,700 on exercise of warrants and broker’s warrants. In addition, a reclassification of $228,575 from contributed surplus to share capital was recorded on the exercise of broker’s warrants.

(c)           Stock options
The Company maintains a rolling stock option plan providing for the issuance of stock options up to 10% of the Company’s issued and outstanding common shares. The Company may grant from time to time options to its directors, officers, employees and other service providers. The options vest 25% on the date of the grant and 12 ½ % every three months thereafter for a total vesting period of 18 months.

The following table summarizes the stock options outstanding and exercisable at March 31, 2011:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011
$2.44	305,000	November 10, 2011	305,000
$3.60	25,000	October 17, 2012	25,000
$4.20	440,000	February 5, 2013	440,000
$1.12	12,500	January 15, 2014	12,500
$3.31	120,000	June 2, 2014	120,000
$3.10	225,000	July 2, 2014	225,000
$3.10	75,000	July 17, 2014	75,000
$4.01	416,250	October 6, 2014	355,625
$6.50	220,000	December 14, 2014	192,500
$6.19	1,505,000	May 26, 2015	912,500
$7.83	115,000	October 20, 2015	43,125
$9.00	225,000	November 30, 2015	84,375
$8.00	2,530,000	March 17, 2016	632,500
	6,213,750		3,423,125

Weighted average contractual life remaining at March 31, 2011 (years)	4.04		3.48

The number of stock options exercisable as at March 31, 2010  and 2009 was 2,322,632 and 2,907,910 respectively.
A summary of the stock options grants, exercises and forfeitures for the year ended March 31, 2011, 2010 and 2009 is presented below:

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 12
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(c)	Stock options (continued)

	Number of shares	Weighted average Exercise price
Balance, March 31, 2008	3,533,315	$2.49
Granted	100,000	1.12
Exercised	(263,905)	0.92
Forfeited	(150,000)	3.30
Balance, March 31, 2009	3,219,410	$2.54
Granted	1,175,000	4.14
Exercised	(1,289,903)	1.78
Forfeited	(115,000)	3.05
Balance, March 31, 2010	2,989,507	$3.48
Granted	4,495,000	7.39
Exercised	(1,195,132)	3.10
Forfeited	(75,625)	4.20
Balance, March 31, 2011	6,213,750	$6.37

The weighted average exercise price of the stock options exercisable as at March 31, 2011 was $5.41.
During the year ended March 31, 2011, under the fair-value-based method, $7,799,995 (2010 – $2,099,085, 2009 - $586,652)) in stock-based compensation expense was recorded in the statements of operations and deficit and $3,523,755 (2010 – $839,198, 2009 - $136,411) was capitalized to resource properties for stock options granted to directors, employees and consultants of the Company.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	2.21%	2.35%	1.48%
Expected dividend yield	0%	0%	0%
Stock price volatility	88%	93%	86%
Expected life of options	3.63 years	3.71 years	3.67 years

The weighted average fair value of options granted during year ended March 31, 2011 was $4.67 (2010 - $3.28, 2009 - $0.70) per option.
(d)           Warrants

The following warrants were outstanding at March 31, 2011. Each warrant entitles the holder to purchase one common share of the company as follows:

	Number outstanding at		Number exercisable at
Exercise price	March 31, 2011	Expiry date	March 31, 2011
$7.50	284,050	February 17, 2013	284,050
	284,050		284,050

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 13
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(d)           Warrants (continued)
The continuity of share purchase warrants for the year ended March 31, 2011 is as follows:

Exercise price	Expiry date	March 31, 2010	Issued	Exercised	Expired	March 31, 2011

$7.50	February 17, 2013	-	284,050	-	-	284,050
$3.10	November 26, 2010	237,333	-	(237,333)	-	-
		237,333	284,050	(237,333)	-	284,050

The fair value of $652,595 of the 284,050 brokers’ warrants issued during the year ended March 31, 2011 was included in share issuance costs (note 6 (b)).

The continuity of share purchase warrants for the year ended March 31, 2010 is as follows:

Exercise price	Expiry date	March 31, 2009	Issued	Exercised	Expired	March 31, 2010

$4.25	May 27, 2009	330,000	-	-	(330,000)	-
$5.25	May 27, 2009	1,650,000	-	-	(1,650,000)	-
$3.10	November 26, 2010	-	400,000	(162,667)	-	237,333
		1,980,000	400,000	(162,667)	(1,980,000)	237,333

The fair value of $523,924 of the 400,000 brokers’ warrants issued during the year ended March 31, 2010 was included in share issuance costs (note 6 (b)).

The continuity of share purchase warrants for the year ended March 31, 2009 is as follows:

Exercise price	Expiry date	March 31, 2008	Issued	Exercised	Expired	March 31, 2009

$2.40	May 16, 2007	630,500	-	(623,000)	(7,500)	-
$3.25	February 16, 2009	3,208,750	-	(150,000)	(3,058,750)	-
$4.25	May 27, 2009	330,000	-	-	-	330,000
$5.25	May 27, 2009	1,650,000	-	-	-	1,650,000
		5,819,250	-	(773,000)	(3,066,250)	1,980,000

The fair value of broker warrants used to calculate share issuance costs has been estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2011	2010	2009
Risk free interest rate	1.79%	0.97%	-
Expected dividend yield	0%	0%	-
Stock price volatility	55%	117.54%	-
Expected life of warrants	2.0 years	1.5 years	-

The weighted average fair value of broker warrants granted during the year ended March 31, 2011 was approximately $2.30 (2010 - $1.31) per broker warrant.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 14
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

6.           Share capital and contributed surplus (continued)

(e)           Contributed surplus

	2011	2010	2009
Balance, beginning of year	$8,082,767	$6,580,224	$6,238,410
Stock-based compensation	11,323,750	2,938,283	7,232,063
Brokers’ warrants issued	652,595	523,924	-
Transferred to share capital for the exercise of options and brokers’ warrants	(2,895,789)	(1,959,664)	(381,249)

Balance, end of year	$17,163,323	$8,082,767	$6,580,224

(f)           Shareholder rights plan

The Directors of the Company approved the adoption of a shareholder rights plan (the “Rights Plan”).  The objective of the Board of Directors in adopting this Plan is to achieve full and fair value for the Company’s shareholders in the event of an unsolicited take-over bid for the Company.
The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

7.           Related party transactions

The Company has a consulting agreement with a company controlled by a director of the Company in the amount of US$ 17,500 per month plus benefits up to February 28, 2011 and US$ 8,750 plus benefits there after. During the year ended March 31, 2011, the Company paid consulting fees, benefits and a bonus of $306,507 (2010 - $269,531; 2009 - $211,632) under this agreement.

Included in consulting fees, wages and benefits is $nil (2010 - $nil; 2009 - $91,270) paid or accrued for consulting fees paid to an officer of the Company during the year ended March 31, 2011.

During the year ended March 31, 2011, the Company included in professional fees $15,850 (2010 - $98,410; 2009 - $76,660) for accounting fees paid or accrued to a company controlled by an officer of the Company.

During the year ended March 31, 2011, the Company paid or accrued $nil (2010 - $112,954, 2009 -  $155,404) for geological consulting fees to a former director of the Company. These costs have been included in resource properties.

During the year ended March 31, 2011, the Company billed $223,264 (2010 - $nil; 2009 - $nil) to companies with directors and officers in common in respect to recovery of general and administration costs

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at March 31, 2011 is $96,365 (2010 - $70,028) owing to a company controlled by a director of the Company. Included in receivables as at March 31, 2011 is an aggregate amount of $25,598 (2010 - $nil) due from companies with directors and officers in common.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 15
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

8.           Income taxes

The Company has accumulated foreign resource deductions totaling $38,397,548 (2010 - $22,627,113) and non-capital losses of approximately $19,865,000 (2010 - $12,484,000) in Canada and $2,703,000 (2009 - $1,937,000) in Ghana for income tax purposes, which may be carried forward to reduce taxable income of future years.  The non-capital losses expire as follows:

	Ghana	Canada	Total

2012	173,908	-	173,908
2013	272,784	-	272,784
2014	622,727	54,776	677,503
2015	673,498	369,545	1,043,043
2016	960,126	-	960,126
2026	-	1,098,124	1,098,124
2027	-	1,406,794	1,406,794
2028	-	2,170,432	2,170,432
2029	-	2,517,510	2,517,510
2030	-	4,379,038	4,379,038
2031	-	7,868,482	7,868,482

	2,703,043	19,864,701	22,567,744

A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is:

	2011	2010	2009

Average statutory tax rate	28%	29.63%	30.38%

Loss before income taxes	$(12,910,000)	$(6,973,000)	$(4,176,000)

Expected income tax recovery	(3,615,000)	(2,066,000)	(1,269,000)
Increase (decrease) in income tax recovery resulting from:
Mineral exploration costs not deductible for tax	2,619,000	1,838,000	245,000
Stock based compensation	2,184,000	622,000	178,000
Other permanent differences	(38,000)	18,000	133,000
Change in statutory rates	44,000	311,000	172,000
Share issuance costs	(2,550,000)	(881,000)	-
Other	(443,000)	(214,000)	-

Increase in the valuation allowance	1,799,000	372,000	541,000

Income tax recovery	$-	$-	$-

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 16
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

8.           Income taxes (continued)

The significant components of the Company’s future income tax assets (liabilities) are as follows:

	2011	2010	2009

Non-capital and capital losses	$5,642,000	$3,814,000	$2,570,000
Foreign development and exploration expenditures	(5,074,000)	(2,768,000)	(1,283,000)
Share issuance costs	2,608,000	834,000	240,000
Unrealized foreign exchange loss	497,000	-	-
Furniture, equipment and leasehold improvements	49,000	43,000	24,000

	3,722,000	1,923,000	1,551,000

Less: valuation allowance	(3,722,000)	(1,923,000)	(1,551,000)

	$-	$-	$-

The Company has recorded a valuation allowance against its future income tax assets as it was determined that under current conditions it is not more like-than-not that these future tax benefits in Canada and Ghana will be realized.

9.           Commitments

As at March 31, 2011, the Company has contractual commitments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2012	$586,088
2013	633,478
2014	568,438
2015	568,438
2016	94,740
$2,451,182

10.           Contingencies

(a)           Ghanaian mining royalties

On March 19, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703) which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small scale mining license shall pay royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently,  uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the project.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 17
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

10.           Contingencies (continued)

 (b)         Esaase option agreement suit
Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by the company that had originally optioned the Esaase Gold property to the Company. The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian Law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff. The Company is of the view after discussion with Ghanaian Counsel that the allegations are totally without legal merit and will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

11.           Segmented information

Geographic Information

The Company operates in one reportable operating segment, being the exploration and development of resource properties.

March 31, 2011	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$417,261	$119,850	$537,111
Resource properties and deferred exploration costs	-	74,843,010	74,843,010

	$417,261	$74,962,860	$75,380,121

March 31, 2010	Canada	Ghana	Total

Furniture, equipment and leasehold improvements	$218,388	$99,854	$318,242
Resource properties and deferred exploration costs	-	41,123,128	41,123,128

	$218,388	$41,222,982	$41,441,370

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 18
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

12.           Financial instruments

As at March 31, 2011, the Company’s financial instruments consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities.
As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and

Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			March 31, 2011
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$229,144,989	$229,144,989
Receivables excluding sales taxes refundable	Loans and receivables	Amortized cost	95,816	N/A
			$229,240,805	$229,144,989

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$5,076,974	N/A
			$5,076,974	N/A

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$48,712,372	$48,712,372
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,097,951	N/A
			$1,097,951	N/A

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk
Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash and cash equivalent balances at the banks in each of Canada and Ghana (approximately $920,000). The majority of the Company’s cash held in Canadian based banking institutions, authorized under the Bank Act (Canada) to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. As at March 31, 2011, the receivables consist primarily of interest receivable of $70,218 (2010 - $39,662) and other receivables of $25,598 (2010 - $nil), neither of which are considered past due.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 19
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

12.           Financial instruments (continued)

(b)           Liquidity risk
The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at March 31, 2011, the Company had a cash and cash equivalents balance of $229,144,989 (2010 – $48,712,372) to settle current liabilities of $5,076,974 (2010 - $1,097,951) that mainly consist of accounts payable that are considered short term and  expected to be settled within 30 days.

(c)           Market risk

i.	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less  or maturity over ninety days but redeemable on demand without penalty. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A sensitivity analysis suggests that a change of 100 basis points in the interest rates would result in a corresponding increase or decrease in net loss of approximately $2,291,754 as at March 31, 2011. A change of 100 basis points in the interest would have not been material to the financial statements as at March 31, 2010.

ii.	Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar (“USD”), Ghanaian Cedi and the Australian dollar (“AUS”) could have an effect on the Company’s results of operations, financial position or cash flows. At March 31, 2011 and 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	March 31, 2011			March 31, 2010
	USD	Ghana Cedis	AUD	USD	Ghana Cedis	AUD
Cash and cash equivalents	62,188,642	337,577	-	11,873,686	99,172	-
Accounts payable	(80,639)	(3,586,750)	(386,702)	(57,568)	(829,482)	(25,194)
Net exposure	62,108,003	(3,249,173)	(386,702)	11,816,118	(730,310)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in a corresponding increase or decrease in net loss of approximately $5,847,212 as at March 31, 2011 (2010 - $1,106,062).

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 20
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

12.           Financial instruments (continued)

(c)           Market risk (continued)

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. As at March 31, 2011 and 2010, the Company was not exposed to other price risk.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments.

(e)	Items of income, expense, gains or losses

	2011	2010	2009
Interest income from held-for-trading financial assets	$478,467	$114,994	$222,702
Interest expense from other financial liabilities	-	-	-
Realized gain on available-for-sale financial assets	$215,666	$-	$-

13.           Capital management

The Company considers items included in shareholders’ equity and cash and cash equivalents to be capital.

	2011	2010

Cash and cash equivalents	$229,144,989	$48,712,372

Shareholders’ equity	$295,077,091	$89,386,161

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in order to support the acquisition, exploration and development of mineral properties and to maintain the Company in good standing with the various regulatory authorities. The Company has no debt and is not subject to externally imposed capital requirements.
The properties in which the Company currently has an interest in are in the exploration stage, as such, the Company does not recognize revenue from its exploration properties. The Company’s historical sources of capital have consisted of the sale of equity securities and interest income. In order for the Company to carry out planned exploration and development and pay for administrative costs, the Company will spend its working capital and raise additional amounts externally as needed.

The Company has policies and procedures in place for employee and officer expenditure authorization limits and capital expenditure authorization. Capital expenditures of $1,500,000 or more require approval by the Board of Directors. Management reviews its capital management approach on an ongoing basis and believes this approach, given the size of the Company, is reasonable.

There were no changes in the Company’s management of capital during the year ended March 31, 2011.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 21
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

14.          Subsequent event

Stock options exercises
Subsequent to March 31, 2011, the Company received an aggregate of $1,629,173 upon the exercise of 419,200 stock options at a weighted average exercise price of $3.89 per share.

15.           Comparative figures

Certain of the 2010 comparative figures have been reclassified to conform to the current year’s presentation.

16.          United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian GAAP.  A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in material measurement differences from Canadian GAAP are as follows:

(a)          Resource properties and deferred exploration costs

Under Canadian GAAP, the Company’s accounting policy is to defer all expenditures related to mineral property exploration and development. Both Canadian and US GAAP require that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  US GAAP requires mineral property exploration and land use costs to be charged to operations as incurred until economically proven and probable mineral reserves have been established and a final feasibility study has been completed. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for US GAAP purposes.  The costs remaining for US GAAP purposes, if any, relate to mineral property acquisition costs under which the Company acquired an ownership interest in a given mineral property.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For US GAAP, these costs would be characterized as operating activities.

(b)          Accounting for uncertainty in income taxes

In July 2006, the FASB issued an interpretation of ASC 740 — Income Taxes (“ASC 740”) which addresses the accounting for uncertainty in income taxes. This interpretation clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

The Company is subject to income taxes in Canada and the Republic of Ghana. The tax years of major tax jurisdictions that remain subject to examination as of March 31, 2011 are as follows:

Canada	2004 to 2011
Ghana	2006 to 2011

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements
Years ended March 31, 2011, 2010 and 2009, page 22
Expressed in Canadian Dollars

16.          United States generally accepted accounting principles (continued)

(c)          Stock-based compensation

The Company applies ASC 718-20, a revision to SFAS 123 “Accounting for Stock-Based compensation”. ASC 718-20 requires the Company to recognize in the statement of operations the grant date fair value of share-based compensation awards granted to employees over the requisite service period.

Pursuant to the provisions of ASC 718-20 the Company applied the modified-prospective transition method. Under this method, the fair value provisions of ASC 718-20 are applied to new employee share-based payment awards granted or awards modified, repurchased, or cancelled after January 1, 2006. Measurement and attribution of compensation cost for unvested awards at January 1, 2006, granted prior to the adoption of ASC 718-20 are recognized based upon the provisions of SFAS 123. The cumulative effect of a change in accounting principle to reflect forfeitures for prior periods was determined to be immaterial and not recorded.

The following is a summary for stock options as at March 31:

	2011	2010	2009
Outstanding stock options	6,213,750	2,984,507	3,214,410
Exercisable stock options	3,423,125	2,317,632	2,907,910
Aggregate intrinsic value of options outstanding	$13,515,367	$8,510,028	$3,048,594
Weighted average contractual term	4.04 years	3.03 years	2.64 years

The aggregate intrinsic value represents the difference between the Company’s closing stock price on March 31, 2011 and the exercise price of the award, multiplied by the number of in-the-money options.

(d)          Non-controlling interest

The Company applies ASC 810 – Non-controlling interests in Consolidated Financial Statements (“ASC 810). ASC 810 requires losses be attributed to the non-controlling interest even if they exceed its carrying amount and non-controlling interests be classified as a component of equity. Under Canadian GAAP losses are attributed to non-controlling interest up to its carrying amount and non-controlling interest is recognized between liabilities and shareholders equity of the balance sheet.

(e)           Adoption of New Accounting Policies

        i.     Accounting of Transfers of Financial Assets an amendment of FASB No. 140

In June 2009, FASB issued ASC 860, Accounting of Transfers of Financial Assets an amendment of FASB No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. ASC 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The Board undertook this project to address (1) practices that have developed since the issuance of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors.

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 23
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

16.            United States generally accepted accounting principles (continued)

(e)	Adoption of New Accounting Policies (continued)

           i.  Accounting of Transfers of Financial Assets an amendment of FASB No. 140 (continued)

This Statement must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The adoption of the standard did not have a material impact on the Company’s financial statements.

           ii.  Variable interest entities an Amendment to FASB Interpretation No.46(R)

In June 2009, FASB issued Statement No. 167, Amendment to FASB Interpretation No.46(R). This Statement improves financial reporting by enterprises involved with variable interest entities. The Board undertook this project to address (1) the effects on certain provisions of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, as a result of the elimination of the qualifying special-purpose entity concept in FASB Statement No. 166, Accounting for Transfers of Financial Assets, and (2) constituent concerns about the application of certain key provisions of Interpretation 46(R), including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity.  This Statement shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited.  The adoption of the standard did not have a material impact on the Company’s financial statements.

(f)
As permitted by the Securities Exchange Commission, the Company will not provide reconciliations between local generally accepted accounting principles and US GAAP, following the adoption of IFRS for periods starting on April 1, 2011.

(g)	Reconciliation

The effect of the above measurement differences between Canadian GAAP and US GAAP (including practices prescribed by the SEC) on the consolidated balance sheets and statements of operations, comprehensive loss and deficit and cash flows is summarized as follows:

Reconciliation of losses reported to US GAAP:

	2011	2010	2009
Net loss and comprehensive loss as reported in accordance with Canadian GAAP	$(12,910,250)	$(6,972,686)	$(4,176,396)
Adjustments:
Mineral property exploration costs (note 16(a))	(32,549,443)	(10,765,183)	(11,057,807)
Net loss and comprehensive loss under US GAAP	$(45,459,693)	$(17,737,869)	$(15,234,203)
Less: Loss attributable to non-controlling interest US GAAP (note 16(d))	471,776	-	-
Loss attributable to shareholders US GAAP	(44,987,917)	-	-
Basic and diluted loss per share under US GAAP	$(0.91)	$(0.47)	$(0.54)

KEEGAN RESOURCES INC.
(An Exploration Stage Company)

Notes to Consolidated Financial Statements, page 24
Years ended March 31, 2011, 2010 and 2009
Expressed in Canadian Dollars

16.            United States generally accepted accounting principles (continued)

(g)           Reconciliation (continued)

Reconciliation of total assets, liabilities and shareholders’ equity to US GAAP:

	2011	2010

Total assets under Canadian GAAP	$304,916,074	$90,533,972
Adjustments:
Mineral property exploration costs (note 16(a))	(70,697,780)	(38,148,337)

Total assets under US GAAP	$234,218,294	$52,385,635

Total liabilities under Canadian and US GAAP	$9,838,983	$1,147,811

Total shareholders’ equity under Canadian GAAP	$295,077,091	$89,386,161
Adjustments:
Mineral property exploration costs (note 16(a))	(70,697,780)	(38,148,337)
Accumulated deficit attributable to non-controlling interest (note 4(a),16(d))	5,389,036	-
Shareholders’ equity attributable to shareholders under US GAAP	229,768,347	51,237,824
Shareholders’ equity attributable to non-controlling interest under US GAAP (note 16(d))	(5,389,036)	-
Total shareholders’ equity under US GAAP	224,379,311	51,237,824
Total liabilities and shareholders’ equity under US GAAP	$234,218,294	$52,385,635

Reconciliation of consolidated statements of cash flows under US GAAP:

	2011	2010	2009
		Restated (note 2k)	Restated (note 2k)
Cash used in operating activities under Canadian GAAP	$(3,869,688)	$(4,321,460)	$(3,070,907)
Adjustments:
Mineral property exploration costs (note 16(a))	(21,238,903)	(9,319,015)	(10,901,528)

Cash used in operating activities under US GAAP	$(25,108,591)	$(13,640,475)	$(13,972,435)

	2011	2010	2009
Cash used in investing activities under Canadian GAAP	$(21,983,300)	$(9,533,766)	$(12,258,320)
Adjustments:
Mineral property exploration costs (note 16(a))	21,238,903	9,319,015	10,901,528

Cash used in investing activities under US GAAP	$(744,397)	$(214,751)	$(1,356,792)